Mail Stop 6010

December 15, 2005

Mr. Henry Houston
Chief Financial Officer
Remote Knowledge, Inc.
3657 Briarpark, Suite 100
Houston, Texas 77042

	Re:	Remote Knowledge, Inc.
		Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended
        December 31, 2004
		Filed November 30, 2005
		Form 10-QSB for the Quarterly Period Ended September 30,
2005
		File No. 333-106247

Dear Mr. Houston:

      We have reviewed your filings and response letter dated
October
31, 2005 and have the following comments. Where indicated, we think you should revise future filings in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Amendment No. 1 to Form 10-KSB for the Year Ended December 31,
2004

Financial Statements

Note 5. Related Party Transactions, page 35

1. Please refer to prior comment 5. With respect to the notes issued in January, April, July, September, and October of 2003, we note that you agreed to pay the noteholders certain amounts based upon your gross revenues. In conjunction with the issuance, you also issued warrants for your common stock. In March 2004, the notes were converted into shares of your Series B preferred stock and warrants.
Please respond to the following comments:
* Please provide us with a summary of all significant terms of the notes and the warrants, including the conversion/exercise features, settlement alternatives and who controls the alternative, and registration rights.
* Please provide us with your analysis of whether the conversion option and payments in lieu of interest related to your revenues are embedded derivatives that should be bifurcated and accounted for at fair value. Please refer to SFAS 133 and EITF 00-19.
* Please provide us with your analysis of the accounting and classification for the common stock warrants issued with the notes.
Please refer to SFAS 133 and EITF 00-19.
* We note your response. Please explain how you considered the relative fair values of the debt and warrants in your accounting. Please refer to APB 14.
* Please tell us how you accounted for the conversion of the debt in
2004 and the issuance of the warrants and why. Tell us whether or not the conversion was in accordance with the original terms of the notes.

You may also refer to Topic II.B in the December 1, 2005 version of
Current Accounting and Disclosure Issues in the Division of
Corporation Finance.


Note 7. Shareholders` Equity, page 38


2. Please refer to prior comment 7. Please respond to the following comments:

* Please provide us with a summary of all significant terms of the Series B preferred stock and the common stock warrants, including the conversion/exercise features and registration rights.
* Please provide us with your analysis of whether the conversion feature is an embedded derivative that should be bifurcated and accounted for at fair value. Please refer to SFAS 133 and EITF 00-
19.
* Please provide us with your analysis of the accounting and classification for the common stock warrants issued with the preferred stock. Please refer to SFAS 133 and EITF 00-19.

You may also refer to Topic II.B in the December 1, 2005 version of
Current Accounting and Disclosure Issues in the Division of
Corporation Finance.



Form 10-QSB for the Quarterly Period Ended September 30, 2005

Financial Statements, page 3

Note 3. Notes Payable, page 8


3. With respect to the convertible notes and warrants issued in August 2005, please respond to the following comments:
* Please provide us with a summary of all significant terms of the notes and the warrants, including the conversion/exercise features, settlement alternatives and who controls the alternative, and registration rights.
* Please provide us with your analysis of whether the conversion option is an embedded derivative that should be bifurcated and accounted for at fair value. Please refer to SFAS 133 and EITF 00-
19.
* Please provide us with your analysis of the accounting and classification for the common stock warrants issued with the notes.
Please refer to SFAS 133 and EITF 00-19.
* Please show us how you allocated/valued the debt, warrants and beneficial conversion feature. Tell us why you recognized the beneficial conversion amount at the earliest date of conversion. Please refer to Issue 6 of EITF 00-27.

You may also refer to Topic II.B in the December 1, 2005 version of
Current Accounting and Disclosure Issues in the Division of
Corporation Finance.



Management`s Discussion and Analysis or Plan of Operation, page 9

Non-GAAP Financial Measures, page 10, and Non-GAAP Reconciliation, page 13


4. We note your disclosure of "core operating loss." Please tell us how you considered the guidance in SAB Topic 14.G and Item 10(h) of
Regulation S-B with respect to the presentation of this non-GAAP measure. In addition, if you continue to present this measure in future filings, please include all of the disclosures required by SAB
Topic 14, Item 10(h) of Regulation S-B, and Question 8 in
Frequently
Asked Questions Regarding the Use of Non-GAAP Measures in June of
2003.


5. The presentation of your pro forma earnings per share does not appear to meet the requirements of Article 11 of Regulation S-X for the presentation of pro forma financial information. As such, please remove this presentation in future filings or tell us why you believe the presentation is appropriate.


      As appropriate, please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Praveen Kartholy, Staff Accountant at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief at 202.551.3327.


      Sincerely,



      Kate Tillan
Assistant Chief Accountant

Mr. Henry Houston
Remote Knowledge, Inc.
December 16, 2005
Page 5